First Quarter 2011 Earnings
May 3, 2011
Global Crossing
Filed by Global Crossing Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Global Crossing Limited
Commission File No.: 001-16201

Safe Harbor and Non-GAAP Measures
Statements made herein that are not historical financial results are forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Our
actual results could differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially from those in these forward-looking statements are contained in our reports filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form
10-K for the year ended December 31, 2010 and subsequent Quarterly Reports on
Form 10-Q. We are not obligated to publicly update or revise these forward-looking statements to reflect future events or developments except as required by law.
Information  contained herein is in summary format only and is qualified in its entirety by reference to the financial statements and other information contained in our
Forms 10-K and 10-Q. We refer you to our financial press releases posted at
www.globalcrossing.com which include explanations of and reconciliations with the closest GAAP financial measures for our non-GAAP financials such as OIBDA, Free
Cash Flow and all measures referenced herein as “constant currency”. This presentation should be read in conjunction with the accompanying oral presentation, which may be accessed by visiting the company’s aforementioned web site.

© 2011 Global Crossing

IMPORTANT INFORMATION FOR INVESTORS

© 2011 Global Crossing
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of Level 3, Inc. ("Level 3") and the stockholders of Global Crossing
Limited ("Global Crossing") for their consideration.  Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC's Web Site at
Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3's 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing's 2011 Annual General
Meeting of Shareholders, which was filed with the SEC on April 29, 2011. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
http://www.sec.gov.
In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor
Relations, Level 3, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations Pageon its corporate website at http://www.Level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to: Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the
Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing's Investor Relations page on its corporate website at
http://www.globalcrossing.com.

Introduction
Mark Gottlieb – SVP, Finance and Investor Relations
Business Overview
John Legere – Chief Executive Officer
Financial Overview
John Kritzmacher – EVP and Chief Financial Officer

© 2011 Global Crossing

BUSINESS OVERVIEW © 2011 Global Crossing © 2011 Global Crossing 5

Strategic Highlights
Strategic combination with Level 3
Increased scale with more than $6 billion of combined 2010 revenue
Cost synergies estimated at annual run rate of $340 million
Complementary network and product capabilities
Beneficial to customers and shareholders
Emergence of stronger global competitor
Continued focus on executing 2011 business plan and strategy of moving up value chain
Investing in sales resources
Investing in network and new products and services aligned to market demand trends
Improving customer experience
Augmenting data center capabilities and expanding into cloud services
© 2011 Global Crossing

1Q11 Financial Highlights
1Q year-over-year revenue and OIBDA growth in line with annual guidance
Sequential increases in “Invest and Grow” revenue expected to resume in 2Q
Average order volumes up 9% year over year to $4.8M in 1Q (accompanied by seasonally higher revenue attrition)
© 2011 Global Crossing

Metric
Value 1Q11 vs. 1Q10
“Invest and Grow”
Revenue
$587M 6%
OIBDA
$84M 9%

Carrier Sales ~30%
Enterprise Sales ~70%

Global Crossing

Investment in Coverage, Capabilities, Customer Experience
Quota-bearing sales headcount up 9% in 1Q
Augmenting capacity and expanding network to meet demand
Terrestrial upgrades
New PoP in Turkey
Strengthening product capabilities
Expanded availability of media solutions to LatAm
Augmented Telepresence solution suite
Selected as SIP Trunking provider for
Microsoft Technology Centers in North America
Expanding into cloud services
Launched “Communications as a Service”
Other cloud services on roadmap for this year
Continued investment in online portal functionality and
higher touch customer services
© 2011 Global Crossing

1Q11
Invest and Grow Revenue: $587M
(Total Revenue: $661M)

1Q10 2Q10 3Q10 4Q10 1Q11 1Q11 vs. 1Q10
Data Center/Colocation Revenue ($M)
$30.7 $31.9 $37.0 $39.2 $40.2
Occupied Footprints* 3,768 3,904 3,941 3,979 3,993
Quarter-End Utilization** 88% 91% 91% 92% 92%
Total Customers 1,139 1,140 1,157 1,151 1,167
Data Center and Colocation
9
Currently operate 17 Data Centers and 64
Colocation facilities globally
Implementing modular development of
hosting solutions and augmenting capacity
where demand requires
Leveraging Data Center footprint to develop
capabilities around emerging cloud-based,
utility service model

*Excludes approximately 100,000 sq. ft. of Colocation space
**Number of occupied footprints to total footprints
31%
6%
N/A
2%

Summary
© 2011 Global Crossing

Strategic combination with Level 3 to create significant value for customers and shareholders
1Q year-over-year revenue and OIBDA growth in line with annual guidance
Sequential increases in “Invest and Grow” revenue expected to resume in
2Q
Continued focus on executing 2011 business plan and strategy of moving up value chain
Investing to strengthen value proposition and unique global capabilities
Focus on serving our customers

FINANCIAL OVERVIEW

$700
$600
$500
$400
$300
$200
$100
$0
$554
$555
$568
$602
$587
1Q10
2Q10
3Q10
4Q10
1Q11
ROW
GC Impsat
GCUK

“Invest and Grow” Revenue
“I & G” Revenue 1Q11 vs.
4Q10
1Q11 vs.
1Q10
As Reported ($15) $33
Constant Currency ($16) $29
ROW
As Reported ($3) $20
Constant Currency ($3) $20
GCUK
As Reported ($15) ($6)
Constant Currency ($15) ($6)
GC Impsat
As Reported ($1) $21
Constant Currency ($2) $17
© 2011 Global Crossing
$ in millions

$700
$600
$500
$400
$300
$200
$100
$0
90%
88%
86%
84%
82%
80%
$648
$630
$648
$683
$661
1Q10
2Q10
3Q10
4Q10
1Q11
Total Revenue
Invest & Grow as % of Total

Total Revenue 1Q11 vs.
4Q10
1Q11 vs.
1Q10
As Reported ($22) $13
Constant Currency ($23) $9
GCUK
As Reported ($15) ($6)
Constant Currency ($15) ($6)
GC Impsat
As Reported ($2) $20
Constant Currency ($3) $16
Consolidated Revenue
© 2011 Global Crossing
ROW
As Reported ($9) $1
Constant Currency ($9) $1
$ in millions

$250
$200
$150
$100
$50
$0
50%
40%
30%
20%
10%
$193
$199
$208
$231
$205
1Q10
2Q10
3Q10
4Q10
1Q11

Global Crossing

Gross Margin % of Revenue Gross Margin Gross Margin 1Q11 vs. 4Q10 1Q11 vs. 1Q10 As Reported ($26) $12 Constant Currency ($26) $10 © 2011 Global Crossing Gross Margin $ $ in millions 14

$150
$125
$100
$75
$50
$25
$0
50%
40%
30%
20%
10%
0%
$116
$106
$99
$110
$121
1Q10
2Q10
3Q10
4Q10
1Q11
SG&A $
SG&A % of Revenue

Global Crossing

SG&A © 2011 Global Crossing $ in millions 15 SG&A 1Q11 vs. 4Q10 1Q11 vs. 1Q10 As Reported $11 $5 Constant Currency $11 $5

$150
$125
$100
$75
$50
$25
$0
50%
40%
30%
20%
10%
0%
$77
$93
$109
$121
$84
1Q10
2Q10
3Q10
4Q10
1Q11
OIBDA $
OIBDA % of Revenue

Global Crossing

OIBDA © 2011 Global Crossing $ in millions 16 OIBDA 1Q11 vs. 4Q10 1Q11 vs. 1Q10 As Reported ($37) $7 Constant Currency ($37) $5

$120
$100
$80
$60
$40
$20
$0
$77
$93
$109
$121
$84
1Q10
2Q10
3Q10
4Q10
1Q11
ROW
GC Impsat
GCUK

OIBDA by Segment
OIBDA by Segment 1Q11 vs.
4Q10
1Q11 vs.
1Q10
ROW
As Reported ($30) $10
Constant Currency ($29) $11
GCUK
As Reported ($10) ($12)
Constant Currency ($10) ($12)
GC Impsat
As Reported $3 $9
Constant Currency $2 $6
© 2011 Global Crossing
$ in millions

$100
$50
$0
($50)
($100)
$42
$39
($14)
$16
($5)
1Q10
2Q10
3Q10
4Q10
1Q11

Global Crossing

Free Cash Flow – Last Twelve Months © 2011 Global Crossing $ in millions 18

Capital Structure & Major Maturities
© 2010 Global Crossing
All maturities reflect book value
As of March 31, 2011
$500
$400
$300
$200
$100
$0
$600
2017
2018 2019 2013 2015 2014 2016
Senior
Secured
Notes
GCUK
Notes
$700
$800
$441
$737
Shares Outstanding: 79.1M
Common 61.1M
Preferred 18.0M
Potentially Dilutive: 3.0M
Outstanding Stock Awards
(Ex-Performance Units)
3.0M
Debt Profile: $1,495
Major Maturities $1,328
Capital Leases & Other Debt $167

$ in millions
Senior
Unsecured
Notes
2012 2011
Cash & Cash Equivalents: $274*
GCUK $59
GC Impsat $116
Rest of World $99
*Note: Cash balance includes restricted balance of $9M for ROW
$150

Key Take-Aways
© 2011 Global Crossing

Demand for IP-based services continues to drive year-over-year growth
Strategic “Invest and Grow” revenue increased 6% year over year
GC Impsat “Invest and Grow” revenue increased  16%
Rest of World “Invest and Grow” revenue increased 6%
1Q year-over-year revenue and OIBDA growth in line with annual guidance
Quarterly order volume improved by 9% year over year,  providing a solid foundation for expected growth
Sequential increases in “Invest and Grow” revenue expected to resume in 2Q
We remain confident in our growth expectations for 2011 and look forward to our strategic combination with Level 3

First Quarter 2011 Earnings May 3, 2011 Global Crossing